UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Advanced Accelerator Applications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €.10 per share, and

American Depositary Shares, each representing two (2) Ordinary Shares

(Title of Class of Securities)

00790T100**

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number is assigned the Issuer’s American Depositary Shares, each representing two (2) Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“the Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790T100		13 G

1	Names of Reporting Persons. HBM Healthcare Investments (Cayman) Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,435,634

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,435,634

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,435,634 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.81%(2)

12	Type of Reporting Person* CO

(1)         Each ADS represents two ordinary shares of the Issuer, nominal value €.10 per share. The board of directors of HBM Healthcare has sole voting and investment power with respect to the shares held by such entity.  The board of directors of HBM Healthcare is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, and Paul Woodhouse, none of whom has individual voting or investment power with respect to these shares and each of whom disclaim beneficial ownership of the shares held by HBM Healthcare, except to the extent of any pecuniary interest therein.

(2)         This percentage is calculated based upon 43,976,329 ADSs representing 87,952,657 ordinary shares, outstanding as of December 31, 2016.

Item 1
	(a)	Name of Issuer: Advanced Accelerator Applications S.A.
	(b)	Address of Issuer’s Principal Executive Offices: 20 rue Diesel 01630 Saint Genis Pouilly, France

Item 2
	(a)	Name of Person(s) Filing: HBM Healthcare Investments (Cayman) Ltd.
	(b)	Address of Principal Business Office: HBM Healthcare Investments (Cayman) Ltd. Governor’s Square, Suite #4-212-2 213 Lime Tree Bay Ave. West Bay Grand Cayman , Cayman Islands
	(c)	Citizenship: HBM Healthcare Investments (Cayman) Ltd. - Cayman Islands, British West Indies
	(d)	Title of Class of Securities: American Depository shares which represent two ordinary shares of the Issuer, nominal value €.10 per share.
	(e)	CUSIP Number: 00790T100 This CUSIP number is assigned to the Issuer’s American Depository Shares, each representing two (2) ordinary shares.

Item 3.	Not applicable.

Item 4.	Ownership.(1)
(a) Amount beneficially owned: HBM Healthcare Investments (Cayman) Ltd. – 3,435,634 (1)
(b) Percent of class: HBM Healthcare Investments (Cayman) Ltd. – 7.81% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote HBM Healthcare Investments (Cayman) Ltd. – 3,435,634(1)
(ii) Shared power to vote or to direct the vote HBM Healthcare Investments (Cayman) Ltd. - 0
(iii) Sole power to dispose or to direct the disposition of HBM Healthcare Investments (Cayman) Ltd. – 3,435,634 (1)
(i) Shared power to dispose or to direct the disposition of HBM Healthcare Investments (Cayman) Ltd. – 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

(1)         Each ADS represents two ordinary shares of the Issuer, nominal value €.10 per share. The board of directors of HBM Healthcare has sole voting and investment power with respect to the shares held by such entity.  The board of directors of HBM Healthcare is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, and Paul Woodhouse, none of whom has individual voting or investment power with respect to these shares and each of whom disclaim beneficial ownership of the shares held by HBM Healthcare, except to the extent of any pecuniary interest therein.

(2)         This percentage is calculated based upon 43,976,329 ADSs representing 87,952,657 ordinary shares, outstanding as of December 31, 2016.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

HBM Healthcare Investments (Cayman) Ltd.

By:	/s/Jean-Marc Lesieur
Jean-Marc Lesieur, Managing Director